   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON DECEMBER 29, 2000
                                                           REGISTRATION NO. 333-

================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   ----------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933

                                EARTHCARE COMPANY
             (Exact Name of Registrant as Specified in its Charter)

                                   ----------

           DELAWARE                                    58-2335973
(State or other Jurisdiction of          (I.R.S. Employer Identification Number)
Incorporation or Organization)

                         14901 QUORUM DRIVE, SUITE 200
                               DALLAS, TEXAS 75240
                                 (972) 858-6025
   (Address, Including Zip Code and Telephone Number, Including Area Code, of
                    Registrant's Principal Executive Offices)

         PETER H. TREMBATH                                    Copy to:
VICE PRESIDENT AND GENERAL COUNSEL                      LYNN S. SCOTT, ESQ.
   14901 QUORUM DRIVE, SUITE 200                          KING & SPALDING
        DALLAS, TEXAS 75240                          191 PEACHTREE STREET, N.E.
     TELEPHONE: (972) 858-6025                      ATLANTA, GEORGIA 30303-1763
                                                     TELEPHONE: (404) 572-4600
 (Name, Address, Including Zip Code, and Telephone Number of Agent for Service)

     APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: From time to time after the effective date of this Registration Statement.

     If the only securities being registered in this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. [ ]

     If any of the securities being registered on this Form are offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act"), other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. [X]

     If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

                         CALCULATION OF REGISTRATION FEE

================================================================================================================================
                                                                   PROPOSED                 PROPOSED
           TITLE OF SHARES               AMOUNT TO BE         MAXIMUM AGGREGATE        MAXIMUM AGGREGATE         AMOUNT OF
          TO BE REGISTERED                REGISTERED          PRICE PER UNIT (1)       OFFERING PRICE (1)    REGISTRATION FEE
-------------------------------------- ------------------ --------------------------- --------------------- --------------------
Common Stock, $.0001 par value          2,948,153 shares                      $2.375            $7,001,863             $1,751

================================================================================================================================

(1) Estimated solely for the purpose of calculating the registration fee, based on the average of the high and low prices for the Company's common stock as reported on the Nasdaq National Market on December 27, 2000, in accordance with Rule 457(c) under the Securities Act of 1933.

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SECTION 8(a), MAY DETERMINE.

                              SUBJECT TO COMPLETION

                      PROSPECTUS, DATED DECEMBER 29, 2000

                                2,948,153 Shares

                                EARTHCARE COMPANY

                                  Common Stock

                                   ----------

    This Prospectus relates to the offer and sale from time to time of up to 2,948,153 shares of our common stock, $.0001 par value per share by the shareholders named in this prospectus. The 2,948,153 shares of common stock were issued primarily in connection with certain private placements, in acquisitions of assets by the Company, or in connection with the exercise of options to acquire shares of common stock. We are registering the shares to provide the shareholders with freely tradeable securities, but the registration of the shares does not necessarily mean that any or all of the shares will be offered or sold by the selling shareholders. We will not receive any of the proceeds from the sale of shares by the selling shareholders.

    Our common stock is listed for trading on the Nasdaq National Market System under the symbol "ECCO." At December 21, 2000, we had 13,976,031 shares of common stock outstanding. On December 27, 2000, the last reported sale price of our common stock was $2.375 per share.

    A selling shareholder from time to time may offer and sell shares directly or through agents or broker-dealers on terms to be determined by the selling shareholder at the time of sale. Each of the selling shareholders reserves the sole right to accept or reject, in whole or in part, any proposed purchase of the shares to be made directly or through agents.

    Although we will not receive any of the proceeds from the sale of the shares by the selling shareholders, we have agreed to bear the expenses of registration of the shares under Federal and state securities laws. The selling shareholders and any agents or broker-dealers that participate with the selling shareholders in the distribution of the shares may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended, and any commissions received by them and any profit on the resale of the shares may be deemed to be underwriting commissions or discounts under the Securities Act of 1933.

         INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 9 FOR A DISCUSSION OF THESE RISKS.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

    Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission.

                                TABLE OF CONTENTS

About this Prospectus....................................................................................3
Where You Can Find More Information......................................................................3
Prospectus Summary.......................................................................................5
Risk Factors.............................................................................................9
Use of Proceeds.........................................................................................16
Dilution................................................................................................16
Selling Stockholders....................................................................................17
Plan of Distribution....................................................................................18
Legal Matters...........................................................................................18
Experts.................................................................................................19

                              ABOUT THIS PROSPECTUS

     This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a "shelf" registration process. Under this shelf process, the shareholders may sell up to an aggregate of 2,948,153 shares of our common stock in one or more offerings. You should read this prospectus and any applicable prospectus supplement provided to you together with the additional information described below under the heading "Where You Can Find More Information."

                       WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and special reports, proxy statements and other information with the SEC. Our SEC filings are available to the public over the Internet at the web site for the Securities and Exchange Commission at http://www.sec.gov. You may read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549, 7 World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may call the SEC at 1-800-732-0330 for further information on the operation of the public reference facilities. You can also obtain copies of these documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 or from the offices of the Nasdaq National Market at 9513 Key West Avenue, Rockville, Maryland 20850.

     The SEC allows us to "incorporate by reference" into this prospectus the information we file with them, which means that we can disclose important information to you by referring to these publicly filed documents. The information incorporated by reference is an important part of this prospectus, and information that we subsequently file with the SEC will automatically update and supercede information in this prospectus and in our other filings with the SEC. We incorporate by reference the documents listed below, which we have already filed with the SEC, and any future filings we make with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until all the securities offered by this prospectus have been sold:

     o    Annual Report on Form 10-K for the year ended December 31, 1999;

     o    Current Report on Form 8-K filed on February 29, 2000;

     o    Current Report on Form 8-K filed on March 23, 2000;

     o Quarterly Report on Form 10-Q for the three months ended March 31, 2000;

     o    Current Report on Form 8-K filed on May 1, 2000;

     o    Current Report on Form 8-K/A filed on May 12, 1999;

     o    Current Report on Form 8-K/A filed on November 4, 1999;

     o    Current Report on Form 8-K/A filed on May 1, 2000;

     o Quarterly Report on Form 10-Q for the three months ended June 30, 2000;

     o Quarterly Report on Form 10-Q for the three months ended September 30, 2000.

     You may request a copy of these filings, other than an exhibit to a filing unless that exhibit is specifically incorporated by reference into that filing, at no cost, by writing or calling us at the following address: 14901 Quorum Drive, Suite 200, Dallas, Texas 75240, Attention: Investor Relations.

     We have also filed a registration statement with the SEC relating to the securities. This prospectus is part of the registration statement. You may obtain from the SEC a copy of the registration statement and exhibits that we filed with the SEC when we registered the securities. The registration statement may contain additional information that may be important to you. You should rely only on the information contained or incorporated by reference in this prospectus or any applicable prospectus supplement. We have not authorized anyone else to provide you with additional or different information. These securities are only being offered in states where the offer is permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of this prospectus.

                                EARTHCARE COMPANY

    We serve the waste and information needs of a variety of residential, commercial and industrial customers. We have grown rapidly through acquisitions and internal growth. We acquired AllenTate Commercial Software in 1999 to develop internet-based operating systems that enable coordinated, low cost information management as well as options to share information with customers and regulators via the Internet. We intend to use information technology and innovation to differentiate our service offerings and lower our cost of service.

    We have established three business units under which we conduct business:
EarthCare (SM), EarthAmerica (TM), and EarthLiquids (SM). A description of each business unit follows.

    EARTHCARE. EarthCare is focused on building a solid waste company that combines the best practices of the non-hazardous solid wastes (NSW) industry with technology and innovation to create a national NSW company. Currently, this business unit is composed of EarthCare Resource Management of Florida, Inc. ("EarthCare Florida") whose operations are largely concentrated in the Tampa area. EarthCare Florida owns a construction and demolition landfill. We expect to grow this business unit through acquisition and internal growth both in Florida and throughout North America. In the future, we expect that customers of this business unit will benefit from online account management and information through our CommercialCare.com (SM) internet-based customer portal, a customer service tool which is being developed. This business unit generally receives fees to collect, process, treat and dispose of NSW. Collection fees charged to customers vary by waste stream according to constituents of the waste, expenses associated with collecting and processing the waste, and competitive factors. This business unit operates a fleet of approximately 60 vehicles to collect waste directly from customers and also receives waste from independent companies.

    EARTHAMERICA. EarthAmerica is focused on the rapidly growing market for septic tank services and restaurant grease trap services. Theses services are provided within several service programs including SeptiMax (SM), SeptiMaxPlus
(SM), SeptiShield (SM), TrapCare (SM), Trap&LineCare (SM), and TotalCare (SM). All programs provide for regular, scheduled service with convenient payment plans. In addition, restaurant customers benefit from online account management and information through our RestaurantCare.com (SM) internet-based customer portal. EarthAmerica generally receives fees to collect, process, treat and dispose of these non-hazardous liquid wastes. Collection fees charged to customers vary by waste stream according to constituents of the waste, expenses associated with collecting and processing the waste, and competitive factors. EarthAmerica operates a fleet of vehicles to collect waste directly from customers and receives some waste from independent transporters servicing additional waste generators. In addition, EarthAmerica utilizes EarthAmerica branded distributors to provide service in some areas. At most locations, EarthAmerica does not have pretreatment or treatment facilities, the waste is transported to private pretreatment facilities, or, where permitted by local regulations, directly to municipal or private wastewater treatment facilities.

    EarthAmerica benefits from federal, state and local regulations covering the disposal of certain waste streams. Although homeowners, restaurants, food processing and preparation facilities and industrial operations have produced such waste for many years, regulations governing the management of non-hazardous liquid waste (NLW) and the enforcement of such regulations are becoming increasingly stringent. These requirements have increased the value of EarthAmerica's services to its customers in recent years. We believe that EarthAmerica's customers will benefit from EarthAmerica's branded service programs as federal, state and local regulations governing the disposal of NLW increase.

    EARTHLIQUIDS. EarthLiquids is focused on used oil recovery and oily wastewater management. Through the acquisition of Magnum Environmental Services, Inc. and International Petroleum Corporation, EarthLiquids has become the second largest competitor in the 1.3 billion gallon waste oil recovery industry. Our fleet of over 100 waste transport trucks collect and transport used oil and oily wastewaters largely to our own processing facilities. In addition, third party collection companies deliver their used oil and oily wastewaters to our facilities for processing. Recovered oil is sold into a variety of applications that generally displace the need for virgin crude oil.

STRATEGY

We are focused on:

     o Building dominant, branded, national positions in select lines of business;

     o Using technology and innovation to differentiate us from our competitors;

     o    Building a highly qualified company-wide management team;

     o Working to protect the environment and ensure compliance with environmental regulations; and

     o    Promoting proactive versus reactive services.

     o    Growth from new programs;

     o    Partnership and affiliate related growth; and

     o    Technology and Internet information services.

     We believe that by developing and marketing new service programs, we will increase market share and achieve internal growth. However, these programs, which began in fiscal year 2000, are in their early implementation stages or are still being developed and there can be no assurance that we will achieve these objectives.

     During the third quarter of 2000, we decided to focus our management and our financial resources on the NSW industry. We expect that we will be focusing our acquisition and our internal growth efforts on the NSW industry. We will continue actively to manage the internal growth efforts in EarthAmerica and EarthLiquids, our two divisions in the NLW industry, and at the same time we intend to explore strategic and financial alternatives for these operations. Such alternatives include, but are not necessarily limited to, finding additional sources of debt and/or equity capital to fund the internal growth needs of the two businesses. In addition, we will be reviewing strategic and financial alliances for these two businesses. We are shifting our focus to the NSW industry because we believe that this industry provides a better opportunity for profitable growth and improvement in shareholder value.

    We have NLW operations in Delaware, Florida, Georgia, Louisiana, Maryland, New Jersey, New York, Pennsylvania and Texas. In addition to serving customers in these states, we also provide services to customers in Alabama, Connecticut, Massachusetts, Mississippi, Virginia and West Virginia.

    We do not currently provide all of our NLW services from every operating location. Septic tank, grease trap and bulk transportation services are provided by operations located near Atlanta and Gainesville, Georgia, several cities in Florida, Northern New Jersey, Eastern Pennsylvania and on Long Island, New York. We own wastewater treatment plants that provide treatment and disposal services for nonhazardous liquid waste customers in Orlando, Florida and Beacon, New York. Plumbing services are provided from operations in the Atlanta and Gainesville, Georgia markets and in Orlando and Pompano Beach, Florida.

    We have expanded our operations to include the oily wastewater and used oil recycling business through our acquisition of Magnum Environmental, Inc. in September 1999 and our acquisition of International Petroleum Corporation in February 2000. These services are provided by operations based in Wilmington, Delaware, several cities in Florida and New Orleans, Louisiana. Satellite collection centers for these operations are also located in Maryland, New Jersey, and Pennsylvania.

    In the future, we may expand the lines of NLW services offered at certain locations. Locations that have the necessary land, buildings and dispatch, maintenance, administrative and management services to support additional service lines will be considered. Management will also study local market conditions, including competition in the area, before service lines are expanded in any market. Management believes that there will be opportunities to expand its services in certain markets in the future, but there can be no assurance that this will be successfully accomplished.

THE NLW AND THE NSW INDUSTRIES

    The NLW industry is affected by commercial and residential expansion. We estimate that the septic tank and grease trap business segments of the U.S. domestic NLW industry generate approximately $20 billion in revenues annually. Other service lines, such as bulk transportation and plumbing, generate significant additional domestic service revenues. There are approximately 25,000 service providers currently in the septic tank and grease trap segments of the NLW industry and, of these service providers, approximately 75% generate less than $500,000 of annual revenues. Services in this segment of the NLW industry have generally been performed on an event driven or emergency basis. In other business segments such as oily wastewater, bulk transportation and used oil services, competitors tend to be larger and more regional in terms of their operations and services generally are scheduled. We believe the NLW industry will continue to grow based on increased waste from a growing population and general economic conditions that are driving new building demand and industrial production and the related need for NLW services.

    The NSW industry is a mature, $40 billion industry with approximately 40% of the industry volume collected by municipal collection and disposal entities. The rest of the industry is composed of approximately three companies with revenues greater than $1 billion and hundreds of public and private companies with revenues below $1 billion. We believe that there may be an opportunity to develop a new, national NSW company that differentiates itself through the application of technology and innovation.

RECENT DEVELOPMENTS

    On December 4, 2000, we sold $4.0 million of convertible redeemable preferred stock to Founders Equity Group, an investment bank located in Dallas, and $3.0 million of convertible redeemable preferred stock to Highland Holdings, Inc., a private investment firm owned by Donald Moorehead, the Company's chairman, chief executive officer and a significant shareholder. As consideration for this transaction, we received 599,700 shares of our common stock from Founders' Equity and $3.0 million from Donald Moorehead. The significant terms of the preferred stock include a quarterly 10% dividend, payable in kind or, subject to the banking group's approval, payable in cash. The preferred stock is convertible into common stock at a conversion price of $3.60 for one share of our common stock. The preferred stock is scheduled to be redeemed by December 31, 2005. We may redeem the preferred at earlier dates with a declining premium paid at redemption. The preferred shareholders have three demand registration rights, one each in 2003, 2004 and 2005. Each registration right is for one third of the common stock underlying the preferred stock. In addition, the preferred shareholders may participate in future public stock offerings by EarthCare, subject to approval by underwriters.

    In October 2000, we amended our credit agreement with our lenders. As a result of that amendment, the restrictive financial covenants were amended so that EarthCare will be subject to a minimum EBITDA (earnings before interest, taxes, depreciation and amortization) level each quarter. Other restrictive financial ratio covenants will not apply until September 30, 2001. In addition, our Chairman agreed to guarantee personally $40 million of our outstanding revolving line of credit to provide $5 million of collateral on or before October 31, 2000 and to provide $10 million of collateral on or before November 30, 2000. The amount currently available under the revolving line of credit until September 30, 2001 will be $55 million. Also, our lenders also approved our acquisition of EarthCare Florida.

    On September 30, 2000, Don Moorehead, our Chairman, acquired 1,000,000 shares of our common stock for $5 million in a private placement transaction of unregistered shares of our common stock. The cash proceeds from this sale were used to repay $5 million of our revolving line of credit.

    On July 7, 2000, we acquired approximately 44% of the outstanding common stock of EarthCare Florida by issuing 356,000 shares of our common stock. We acquired the common stock of EarthCare Florida from all of EarthCare Florida's minority shareholders except the shares owned by EarthCare Florida's president. The remaining 520,100 outstanding shares of EarthCare Florida are owned by Solid Waste Ventures, Inc. (450,100 shares) and James Waters (70,000 shares). We have agreed to acquire all of the remaining outstanding shares of EarthCare Florida on a one for one basis using shares of our common stock as consideration. EarthCare Florida currently operates with annual revenues of approximately $20 million. EarthCare Florida provides residential and commercial collection, hauling and transfer services in the Tampa, Florida and surrounding counties. In addition, EarthCare Florida owns a construction and demolition landfill in Hillsborough County, Florida.

    As of August 31, 2000, EarthCare Florida employed approximately 125 personnel. Approximately 60 trucks and vehicles are used to service the collection, hauling, transfer and disposal operations. EarthCare Florida's construction and demolition landfill is situated on 280 acres in Balm, Florida. In addition, EarthCare Florida owns two transfer stations in Tampa, Florida and Clearwater, Florida that handle construction and demolition solid waste. EarthCare Florida was awarded a franchise by Hillsborough County in Florida to collect approximately one-third of the residential solid waste and to provide commercial collection services to any commercial customers in the county. EarthCare Florida disposes of its collected residential solid waste at a municipally owned landfill in Hillsborough County.

     Solid Waste Ventures owns controlling interests in EarthCare Florida and in a company in Missouri that collects, hauls and disposes of solid waste. Solid Waste Ventures is a privately held holding company which is 100% owned by an individual who is not an affiliate of EarthCare Company. Solid Waste Ventures owns approximately 51% of EarthCare Florida. In addition, Solid Waste Ventures owns a controlling interest in Cardinal Waste, a NSW company in Missouri that collects residential and commercial solid waste and operates a landfill. Our Chairman has provided debt financing of approximately $13.3 million to Solid Waste Ventures to finance growth and development. Such financing is secured by all of the assets of Solid Waste Ventures, including its interests in EarthCare Florida. Approximately $8.5 million of such financing was provided for the benefit of EarthCare Florida. This subordinated debt owed by EarthCare Florida to Solid Waste Ventures is intended to be assumed upon the completion of the EarthCare Florida acquisition.

     During the third quarter of 2000, we hired two new executive officers. In July 2000, we hired William W. Solomon, Jr. as our Vice President and Chief Financial Officer and in September 2000 we hired Peter Trembath as our Vice President and General Counsel.

     William W. Solomon, Jr., age 44, has served as Vice President and Chief Financial Officer of EarthCare since July 5, 2000. Mr. Solomon previously served as Executive Vice President, Chief Financial Officer and Treasurer of Precept Business Services, Inc., a Nasdaq listed company in Dallas, Texas, from June 1998 to June 2000. Precept Business Services engaged primarily in the distribution of office products and also provided executive transportation services. From August 1996 to May 1998, Mr. Solomon served as Vice President and Corporate Controller of American Pad & Paper Company, a manufacturer of paper based office products, in Dallas, Texas. From August 1994 to July 1996, Mr. Solomon served as a Senior Audit Manager for PricewaterhouseCoopers in Dallas, Texas, and from November 1992 to July 1994, Mr. Solomon served as a Senior Audit Manager for BDO Seidman in Grand Rapids, Michigan. Mr. Solomon received his B.A. degree in Business Administration - Accounting from Washington State University in 1978 and is a certified public accountant.

     Peter H. Trembath, age 48, has served as Vice President and General Counsel of EarthCare since September 11, 2000. Mr. Trembath previously served as Senior Vice President, General Counsel and Secretary of Precept Business Services, Inc. from July 12, 1999 through September 8, 2000. From January 1999 through June 1999, Mr. Trembath was engaged in the private practice of law and acted as an independent consultant. From November 1993 to December 1998, Mr. Trembath served as Vice President, Secretary and General Counsel of Benson Eyecare Corporation, a manufacturer, retailer and wholesaler of prescription and non-prescription eyewear and related products, and then its successor, Lumen Technologies, Inc. (f/k/a BEC Group, Inc.), which was engaged principally in the manufacture and sale of specialty lighting products. Both Benson and Lumen were publicly held corporations listed on the Nasdaq National Market. He also served from March 1997 to December, 1998 as Vice President, Secretary and General Counsel of Bolle, Inc., a Nasdaq listed company and manufacturer and distributor of designer sunglasses, sport eyewear and goggles, which was spun off by Lumen Technologies in March of 1997. Prior to November 1993, Mr. Trembath served for a number of years as Vice President, Secretary and General Counsel of BMC Industries, Inc., an NYSE listed corporation engaged in the manufacture and distribution of ophthalmic lenses and precision etched electronic parts. Mr. Trembath received his A. B. and M.A. degrees in European history from The University of Michigan. He received his J.D. degree from The University of Michigan Law School in 1982.

     We are incorporated in Delaware and our principal executive offices are located at 14901 Quorum Drive, Suite 200, Dallas, Texas 75240. Our telephone number at such offices is (972) 858-6025.

                                  RISK FACTORS

         This prospectus contains certain forward-looking statements and information relating to us that are based on the beliefs of management as well as assumptions made by and information currently available to management. When used in this prospectus, the words "anticipate," "believe," "estimate," "expect," "intend," "plan," or any similar expressions, as they relate to us or our management, or the management of any of our businesses, are intended to identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties and assumptions. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described herein as anticipated, believed, estimated, expected, intended or planned. We do not intend to update these forward-looking statements. The following risk factors set forth some of the factors that could cause our actual results to differ materially from the expected results described in our forward-looking statements.

WE MAY HAVE DIFFICULTY EXECUTING OUR GROWTH STRATEGY.

         Our growth strategy includes expanding through acquisitions and generating internal growth. Whether we can execute our growth strategy depends on several factors, including the availability of capital to support our growth, the success of existing and emerging competition, the availability of acquisition candidates, our ability to maintain profit margins in the face of competitive pressures, our ability to continue to recruit, train and retain qualified employees and the strength of demand for our services. Our ability to increase revenues and generate adequate cash flows to support our operations and internal growth could be adversely affected by these factors.

WE MAY BE UNABLE TO COMPETE EFFECTIVELY WITH GOVERNMENTAL SERVICE PROVIDERS AND LARGER AND BETTER CAPITALIZED COMPANIES.

         The NLW and NSW industries are highly competitive and fragmented and require substantial labor and capital resources. Some of the markets in which we compete or will likely compete are served by one or more large national solid or liquid waste companies, as well as by numerous regional and local solid and liquid waste companies of varying sizes and resources, some of which have accumulated substantial goodwill in their markets. We also compete with counties, municipalities and other waste districts that maintain their own waste collection and disposal operations. These operators may have financial advantages over us because of their access to user fees and similar charges, tax revenues and tax-exempt financing. Some of our competitors are also better capitalized, have greater name recognition or are able to provide services at a lower cost than us.

OUR GROWTH AND FUTURE FINANCIAL PERFORMANCE DEPEND SIGNIFICANTLY ON OUR ABILITY TO INTEGRATE ACQUIRED BUSINESSES INTO OUR ORGANIZATION AND OPERATIONS.

         Part of our strategy is to achieve economies of scale and operating efficiencies by growing through acquisitions. We may not achieve these goals unless we effectively combine the operations of acquired businesses with our existing operations. Our senior management team may not be able to integrate our completed and future acquisitions. Any difficulties we encounter in the integration process could materially and adversely affect our business and financial results.

OUR GROWTH MAY BE LIMITED BY THE INABILITY TO MAKE ACQUISITIONS ON ATTRACTIVE TERMS.

         Although we have identified numerous acquisition candidates that we believe are suitable, we may not be able to acquire them at prices or on terms and conditions favorable to us. As a result, our growth could be limited.

RAPID GROWTH MAY STRAIN OUR MANAGEMENT, OPERATIONAL, FINANCIAL AND OTHER RESOURCES.

         Since our inception, we have acquired twenty businesses in the NLW and NSW industries. To maintain and manage our growth, we will need to expand our management information systems capabilities and our operations and financial systems and controls. We will also need to attract, train, motivate, retain and manage senior managers, technical professionals and other employees. Failure to do any of these things could materially and adversely affect our business and financial results.

WE COMPETE FOR ACQUISITION CANDIDATES WITH OTHER PURCHASERS, SOME OF WHICH HAVE GREATER FINANCIAL RESOURCES THAN EARTHCARE.

     Other companies have adopted or will possibly adopt our strategy of acquiring and consolidating regional and local businesses. We expect that increased consolidation in the NLW and NSW industries will increase competitive pressures. Increased competition for acquisition candidates may make fewer acquisition opportunities available to us, and may cause us to make acquisitions on less attractive terms, such as higher purchase prices. Acquisition costs may increase to levels beyond our financial capability or to levels that would adversely affect our operating results and financial condition. Our ongoing ability to make acquisitions will depend in part on the relative attractiveness of our common stock as consideration for potential acquisition candidates. This attractiveness may depend largely on the relative market price and capital appreciation prospects of our common stock compared to the common stock of our competitors. If the market price of our common stock were to decline materially over a prolonged period of time, we could find it difficult to make acquisitions on attractive terms.

TIMING AND STRUCTURE OF ACQUISITIONS MAY CAUSE FLUCTUATIONS IN OUR QUARTERLY RESULTS.

     We are not always able to control the timing of our acquisitions. Obtaining third party consents and regulatory approvals, competing due diligence on the acquired businesses, and finalizing transaction terms and documents are not entirely within our control and may take longer than we anticipate, causing certain transactions to be delayed. Our inability to complete acquisitions in the time frames that we expect may adversely affect our business, financial condition and operating results. In addition, whether we account for an acquisition using the purchase or the pooling-of-interests method determines how the acquisition affects our financial results.

WE MAY LOSE CONTRACTS THROUGH COMPETITIVE BIDDING, EARLY TERMINATION OR GOVERNMENTAL ACTION.

     We derive a substantial portion of our NSW revenue at EarthCare Florida from services provided under an exclusive municipal contract. We also intend to bid on additional municipal contracts and franchise agreements. Many of these will be subject to competitive bidding at some time in the future. However, we may not be the successful bidder. In addition, some of our customers may terminate their contracts with us before the end of the contract term. If we were not able to replace revenues from contracts lost through competitive bidding or early termination or from the renegotiation of existing contracts with other customers within a reasonable time period, the lost revenues could materially and adversely affect our business and financial results.

WE MAY NOT HAVE ENOUGH CAPITAL OR BE ABLE TO RAISE ENOUGH ADDITIONAL CAPITAL ON SATISFACTORY TERMS TO MEET OUR CAPITAL REQUIREMENTS.

     Continued growth will require additional capital. We expect to finance future acquisitions through cash from operations, borrowings under our existing or future credit facilities, issuing additional equity or debt securities and/or seller financing. If acquisition candidates are unwilling to accept, or if we are unwilling to issue shares of our common stock as part of the consideration for acquisitions or if our common stock does not maintain a sufficient market value, we may have to use more of our cash or borrowings under our credit facilities to fund acquisitions. Using cash for acquisitions limits our financial flexibility and makes us more likely to seek additional capital through future debt or equity financings. If available cash from operations and borrowings under the credit facility are not sufficient to fund acquisitions, we may need additional equity and/or debt financing. If we seek more debt, our interest expense would increase and we may have to agree to financial covenants that limit our operations and financial flexibility. If we seek more equity, we could dilute the ownership interests of our then-existing stockholders. If we are unable to obtain additional equity and/or debt financing on attractive terms, our rate of growth through acquisitions could decline. We will also need to make substantial capital expenditures to develop or acquire new landfills, transfer stations, vehicles and equipment, other facilities and to maintain such properties.

WE MAY NOT BE ABLE TO OBTAIN ADEQUATE FINANCING TO EXECUTE OUR INTERNAL GROWTH.

    In addition to growing our business by acquiring other NSW companies, we plan to pursue internal growth in the NLW business by expanding into geographic territories where we do not currently have any operations. These efforts will require continued financing from equity and/or debt sources. As we execute our internal growth strategy, we cannot be assured that our cash flow from operations and our debt capital will be adequate to finance our growth strategy. To the extent that we are not able to obtain adequate equity or debt capital, adequate cash flow from operations or a favorable market price for our common stock, we may not be able to execute successfully our internal growth strategy.

WE HAVE RECENTLY CHANGED OUR OPERATING STRATEGY FOCUS AND OUR ACQUISITION FOCUS.

     During the third quarter of 2000, we changed our operating strategy focus and our acquisition focus. We intend to focus our management and our financial resources on the NSW industry, as well as our acquisition and our internal growth efforts. We will actively continue to manage the internal growth efforts in EarthAmerica and EarthLiquids, our two divisions in the NLW industry and at the same time we intend to explore strategic and financial alternatives for our EarthAmerica and EarthLiquids operations. Such alternatives include, but are not necessarily limited to, finding additional sources of debt and/or equity capital to fund the internal growth needs of the two businesses. In addition, we will be reviewing strategic and financial alliances for these two businesses. We believe that the NSW industry provides a better opportunity for profitable growth and improvement in shareholder value. If we are not able to execute successfully our strategy in the NSW industry, you could suffer a permanent decline in the value of your common stock.

WE DEPEND SIGNIFICANTLY ON THE SERVICES OF THE MEMBERS OF OUR SENIOR MANAGEMENT TEAM, AND THE DEPARTURE OF ANY OF THOSE PERSONS MIGHT MATERIALLY AND ADVERSELY AFFECT OUR BUSINESS AND FINANCIAL RESULTS.

      We do not currently maintain any "key man" life insurance on any of our senior management. Key members of our management team have entered into employment agreement with us with terms ranging from one to three years. We may not be able to enforce these agreements. We are dependent on the services of management and key personnel and we believe that our success will depend upon the efforts and abilities of management and such key personnel. Furthermore, we may be dependent on the management and key personnel of companies that we may acquire in the future. If any of these individuals do not continue in their positions with us or if we are unable to attract and retain other skilled employees, our business, financial condition and operating results may be affected materially. The competition for qualified personnel is intense and we cannot assure you that we will be able to continue to hire and retain sufficiently qualified management and key personnel needed to operate our businesses successfully.

WE HAVE A LIMITED OPERATING HISTORY AND AN ABSENCE OF COMBINED OPERATING
HISTORY.

    We were organized in 1997 and began active operations at that time. As a result, we have very little operating history as an integrated NLW and NSW business to which investors may look to evaluate our performance. Since we began operations, we have completed twenty acquisitions. We cannot provide assurance that we will be able to institute the necessary systems and procedures, including accounting and financial reporting systems, to manage the entire combined enterprise on a profitable basis. In addition, we cannot assure that we will be able effectively to manage the combined entity or to effectively implement our acquisition program and internal growth strategy.

WE HAVE A HISTORY OF NET LOSSES.

     We have experienced operating losses since our inception, and, as of September 30, 2000, we had an accumulated deficit of $28,466,991. Although we anticipate that we will be profitable beginning in 2001, we cannot be assured that we will actually achieve profitability.

WE FACE SIGNIFICANT COMPETITION IN THE MARKETS IN WHICH WE OPERATE.

    We compete with a significant number of other NSW and NLW companies. We compete primarily on the basis of proximity to collection operations, fees charged and quality of service. We also compete with other landfills and disposal sites. Future technological changes and innovations may result in a reduction in the amount of NLW generated or in alternative methods of treatment and disposal being developed. We also compete with customers who may seek to enhance and develop their own methods of disposal. We may be at a disadvantage competing against other companies that are better capitalized, have greater name recognition, have more background and experience, have greater financial, technical, marketing and other resources and skills, have better facilities or are able to provide services or products at a lower cost than us. In the currently highly fragmented NLW industry, there is a low barrier to entry and we may not be able to penetrate existing markets. Even if we are successful at penetrating the markets in which we operate and implementing our new programs, we cannot be assured that new competitors will not enter the markets. If we are not able to compete effectively in the markets in which we operate, we could suffer material and adverse effects on our business and financial results.

WE MAY ENCOUNTER POTENTIAL ENVIRONMENTAL LIABILITY WHICH OUR INSURANCE MAY NOT COVER.

    During the ordinary course of our operations, we have from time to time received, and expect that we may in the future receive, citations or notices from governmental authorities that our operations are not in compliance with our permits or certain applicable regulations, including various transportation, environmental or land use laws and regulations. We generally seek to work with the authorities to resolve the issues raised by such citations or notices. There can be no assurance, however, that we will always be successful in this regard, and the failure to resolve a significant issue could result in adverse consequences to us.

    While we maintain insurance, such insurance is subject to various deductible and coverage limits and certain policies exclude coverage for damages resulting from environmental contamination. There can be no assurance that insurance will continue to be available to us on commercially reasonable terms, that the possible types of liabilities that may be incurred by us will be covered by its insurance, that our insurance carriers will be able to meet their obligations under their policies or that the dollar amount of such liabilities will not exceed our policy limits. An uninsured claim, if successful and of significant magnitude, could have a material adverse effect on our business, results of operations and financial condition.

WE WILL NEED TO HIRE ADDITIONAL EMPLOYEES AS WE GROW.

    When we complete acquisitions of NLW and NSW companies, there may be opportunities for a reduction of employees as duplicate administrative processes are eliminated. However, we may need to hire additional employees to implement our acquisition strategy and our internal growth strategy. In order to continue to grow effectively and efficiently, we will need to implement and improve our operational, financial and management information systems and controls and to train, motivate and manage our employees. We intend to review continually and upgrade our management information systems and to hire additional management and other personnel in order to maintain the adequacy of its operational, financial and management controls. There can be no assurance, however, that we will be able to meet these objectives.

OUR EXECUTIVE OFFICERS AND DIRECTORS CONTROL APPROXIMATELY 45% OF EARTHCARE.

    Our officers and directors currently beneficially own approximately 45% of our common stock. As a results, this group may be able to control matters requiring the approval of a majority of the stockholders, such as election of directors. The voting power of these shareholders under certain circumstances could have the effect of delaying or preventing a change in control of EarthCare. Don Moorehead, chairman and chief executive officer of the Company and Raymond Cash, vice chairman and a director of the Company, together control over 43% of our common stock. In addition, our officers and directors hold options to acquire approximately 613,000 shares of common stock, subject to vesting and other requirements.

VARIOUS EVENTS, INCLUDING SOME BEYOND OUR CONTROL, MAY NEGATIVELY AFFECT THE VALUE OF OUR STOCK.

    The market price of our common stock could be subject to significant fluctuations in response to various factors and events, including the issuance of shares in acquisitions, the liquidity of the market for the common stock, differences between our actual financial or operating results and those expected by investors and analysts, changes in analysts' recommendations or projections, new statutes or regulations or changes in interpretations of existing statutes and regulations affecting our business, changes in general economic conditions or broad stock market fluctuations.

FAILURE TO COMPLY WITH COVENANTS AND CONDITIONS OF OUR CREDIT FACILITY MAY ADVERSELY AFFECT OUR BUSINESS.

     Our credit facility currently requires us to comply with certain restrictive financial covenants, including senior debt coverage, total debt coverage, interest coverage and net worth ratios. For each of the last three quarters, we have not complied with certain covenants in our credit agreement and have negotiated amendments to the credit agreement. We cannot be assured that we will be able to comply with the restrictive financial covenants in future quarters, nor can we be assured that we will successfully be able to negotiate amendments to our credit agreement with our lenders. Our failure to comply with these covenants may result in a default under the credit facility, which could allow our lending banks to accelerate the date for repayment of debt incurred under the credit facility and materially and adversely affect our business and financial results.

EXTENSIVE AND EVOLVING ENVIRONMENTAL LAWS AND REGULATIONS MAY ADVERSELY AFFECT OUR BUSINESS.

     Environmental laws and regulations have been enforced more and more stringently in recent years because of greater public interest in protecting the environment. These laws and regulations impose substantial costs on us and affect our business in many other ways, including as described below. In addition, federal, state and local governments may change the rights they grant to and the restrictions they impose on solid and liquid waste services companies, and some changes could have a material adverse effect on us.

WE MAY BE UNABLE TO OBTAIN AND MAINTAIN LICENSES OR PERMITS AND ZONING, ENVIRONMENTAL AND/OR OTHER LAND USE APPROVALS THAT WE NEED TO OWN AND OPERATE OUR LANDFILL AND OUR OPERATING SITES.

     These licenses or permits and approvals are difficult and time-consuming to obtain and renew, and elected officials and citizens' groups frequently oppose them. Failure to obtain and maintain the permits and approvals we need to own or operate our landfill and our NLW and NSW operating sites, including increasing their capacity, could materially and adversely affect our business and financial condition.

EXTENSIVE REGULATIONS THAT GOVERN THE DESIGN, OPERATION AND CLOSURE OF LANDFILLS MAY ADVERSELY AFFECT OUR BUSINESS.

     These regulations include the Subtitle D Regulations that establish minimum federal requirements adopted by the U.S. Environmental Protection Agency in October 1991 under Subtitle D of the Resource Conservation and Recovery Act of 1976. If we fail to comply with these regulations, we could be required to undertake investigatory or remedial activities, curtail operations or close a landfill or operating site temporarily or permanently. Future changes to those regulations may require us to modify, supplement or replace equipment or facilities at substantial costs. If regulatory agencies fail to enforce these regulations vigorously or consistently, our competitors whose facilities do not comply with the Subtitle D Regulations or their state counterparts could obtain an advantage over us. Our financial obligation arising from any failure to comply with these regulations could materially and adversely affect our business and financial results.

WE MAY BE SUBJECT IN THE NORMAL COURSE OF BUSINESS TO JUDICIAL AND ADMINISTRATIVE PROCEEDINGS INVOLVING FEDERAL, STATE OR LOCAL AGENCIES OR CITIZENS' GROUPS, WHICH COULD ADVERSELY AFFECT OUR BUSINESS.

     Governmental agencies might impose fines or penalties on us. They might also attempt to revoke or deny renewal of our operating permits, franchises or licenses for violations or alleged violations of environmental laws or regulations, or to require us to remediate potential environmental problems relating to waste that we or our predecessors collected, transported, disposed of or stored. Individuals or community groups might also bring actions against us in connection with our operations. Any adverse outcome in these proceedings could have a material adverse effect on our business and financial results and create adverse publicity about us.

WE MAY INCUR LIABILITIES FOR ENVIRONMENTAL DAMAGE.

     We are liable for any environmental damage that our solid and liquid waste facilities might cause, including damage to neighboring landowners or residents, particularly as a result of the contamination of soil, groundwater or surface water, and especially drinking water. We may be liable for damage resulting from conditions existing before we acquired these facilities. We may also be liable for any off-site environmental contamination caused by pollutants or hazardous substances whose transportation, treatment or disposal that we or our predecessors arranged. Any substantial liability for environmental damage could materially and adversely affect our business and financial results.

EACH BUSINESS THAT WE ACQUIRE OR HAVE ACQUIRED MAY HAVE LIABILITIES THAT WE FAIL OR ARE UNABLE TO DISCOVER, POSSIBLY INCLUDING LIABILITIES THAT ARISE FROM PRIOR OWNERS' FAILURE TO COMPLY WITH ENVIRONMENTAL LAWS.

     As a successor owner, we could be legally responsible for these liabilities. Even if we obtain legally enforceable representations, warranties and indemnities from the sellers of such businesses, they may not cover the liabilities fully. Some environmental liabilities, even if we do not expressly assume them, might be imposed on us under various legal theories. Our insurance program does not cover liabilities associated with any environmental cleanup or remediation of our own sites. An uninsured claim against us could materially and adversely affect our business and financial results if successful.

OUR GROWTH IN THE NSW INDUSTRY MAY BE LIMITED BY OUR INABILITY TO OBTAIN NEW LANDFILLS AND EXPAND OUR EXISTING LANDFILL.

     We currently own and operate one landfill in Florida. Our ability to meet our growth objectives may depend in part on our ability to acquire, lease and expand landfills and develop new landfill sites. We may not be able to obtain new landfill sites or expand the permitted capacity of our landfills when necessary.

IN SOME AREAS IN WHICH WE MAY OPERATE, SUITABLE LAND FOR NEW SITES OR EXPANSION OF EXISTING LANDFILL SITES MAY BE UNAVAILABLE.

     Operating permits for landfills in Florida and in states in which we plan to operate must generally be renewed at least every five years. It has become increasingly difficult and expensive to obtain required permits and approvals to build, operate and expand solid waste management facilities, including landfills and transfer stations. The process often takes several years, requires numerous hearings and compliance with zoning, environmental and other requirements and permitting and approval are often resisted by citizen, public interest or other groups. We may not be able to obtain or maintain permits we require to expand, and such permits may contain burdensome terms and conditions. Even when granted, final permits to expand are often not approved until the remaining permitted disposal capacity of a landfill is very low. Local laws and ordinances also may affect our ability to obtain permits to expand landfills. If we were to exhaust our permitted capacity at a landfill, our ability to expand internally could be limited, and we could be required to cap and close that landfill and forced to dispose of collected waste at more distant landfills or at landfills operated by our competitors. The resulting increased costs could materially and adversely affect our business and financial results.

OUR ACCRUALS FOR LANDFILL CLOSURE AND POST-CLOSURE COSTS MAY BE INADEQUATE.

     We could be required to pay closure and post-closure costs of landfills and any disposal facilities that we own or operate. We currently accrue for future closure and post-closure costs of our owned landfill for a term of 30 years after final closure of the landfill, based on engineering estimates of consumption of permitted landfill airspace over the useful life of the landfill. Our obligations to pay closure or post-closure costs may exceed the amount we accrued and reserved and other amounts available from funds or reserves established to pay such costs. This could materially and adversely affect our business and financial results.

WE MAY INCUR ADDITIONAL CHARGES RELATED TO CAPITAL EXPENDITURES.

     In accordance with generally accepted accounting principles, we capitalize some expenditures and advances relating to acquisitions, pending acquisitions and landfill development projects. We expense indirect acquisition costs such as executive salaries, general corporate overhead, public affairs and other corporate services as we incur those costs. We charge against earnings any unamortized capitalized expenditures and advances, net of any amount that we estimate we will recover, through sale or otherwise that relate to any operation that is permanently shut down, any pending acquisition that is not consummated and any landfill development project that we do not expect to complete. Therefore, we might incur charges against earnings in future periods that could materially and adversely affect our business and financial results.

PURCHASERS OF SHARES OF IN THIS OFFERING WILL SUFFER IMMEDIATE DILUTION.

   As of September 30, 2000, we had a negative net tangible book value. Net tangible book value represents the amount of our total tangible assets less total liabilities. Purchasers of shares of common stock offered by this prospectus will suffer immediate substantial dilution in the net tangible book value per share purchased in this offering, while existing shareholders will experience an increase in net tangible book value of shares they own.

WE HAVE A SUBSTANTIAL NUMBER OF OPTIONS AND WARRANTS OUTSTANDING WHICH WILL DILUTE YOUR OWNERSHIP.

   We have outstanding options to purchase 1,175,529 shares of common stock at an average price of $9.60 and we have outstanding warrants to purchase 1,439,161 shares of common stock at an average price of $7.43. These outstanding options and warrants may deter investors from providing future equity or debt investments for us. These outstanding options and warrants, if exercised, will also dilute your current ownership. To the extent that such options and warrants are exercised and sold in the future, the timing of such sale may adversely affect the prevailing market price for our common stock. The holders of the outstanding options and warrants may exercise and sell their shares at a time when we would otherwise be able to obtain additional equity capital on terms more favorable to us. We have filed a Registration Statement on Form S-8 to register the shares of common stock issuable upon the exercise of options.

STOCKHOLDERS WILL EXPERIENCE DILUTION WHEN WE ISSUE ADDITIONAL SHARES OF OUR COMMON STOCK OR OUR PREFERRED STOCK.

   Investors will experience dilution when we issue common stock as consideration for acquisitions and on the exercise of outstanding stock options and warrants. We currently have 13,976,031 shares of our common stock outstanding. Our authorized capital is 70,000,000 shares of common stock and 30,000,000 shares of preferred stock. We have registered 5,000,000 shares of common stock for acquisitions, all of which have been issued. We expect to register an additional 10,000,000 shares in the near future to complete other acquisitions. We may make additional primary public or private offerings of our common stock or our preferred stock in the future. We have 2,614,690 options and warrants outstanding and have the ability to issue an additional 624,471 options under our current stock option plan. These future issuances will cause additional dilution.

PROVISIONS IN OUR CHARTER AND BYLAWS MAY DETER CHANGES IN CONTROL THAT COULD BENEFIT OUR STOCKHOLDERS.

    Certain provisions of Delaware law and certain provisions of our certificate of incorporation and bylaws could delay or impede the removal of incumbent directors and could make it more difficult for a third-party to acquire, or could discourage a third-party from attempting to acquire, control of the company. Such provisions could limit the price that investors might be willing to pay in the future for shares of the company's common stock. The certificate and bylaws impose various procedural and other requirements (including a staggered board of directors, removal of directors only for cause and the issuance of preferred stock as described below) that could make it more difficult for stockholders to effect certain corporate actions. The certificate gives the company's board of directors the authority to issue up to 30 million shares of preferred stock and to determine the price, rights, preferences and restrictions, including the voting rights of such shares, without any further vote or action by the company's stockholders. The rights of holders of common stock will be subject to, and may be adversely affected by, the rights of the holders of any preferred stock issued in the future. We may issue preferred stock in the future as part of our efforts to raise equity capital. The "business combinations" statute under Delaware law may restrict certain business combinations by interested stockholders. We have entered into employment agreements with our executive officers that contain change in control provisions. The change in control provisions may hinder, delay, deter or prevent a tender offer, proxy contest or other attempted takeover because the covered employees can terminate their employment in such event and receive payments for 24 months to 60 months after termination pursuant to their respective agreements.

THIS REGISTRATION OF ADDITIONAL FREELY TRADEABLE SHARES MAY IMPACT THE MARKET FOR OUR STOCK.

    This prospectus relates to the sale of up to 2,948,153 shares of common stock. We will not receive any proceeds from the sale of the shares and have prepared this prospectus at our expense. As of September 30, 2000, prior to the registration of the shares, approximately 10,547,978 shares of common stock or approximately 76% of the 13,976,031 issued and outstanding shares of common stock (as of September 30, 2000) were freely tradeable. The sales of significant blocks of stock, or even the possibility of such sales, could adversely affect the prevailing market price of and the trading market for the common stock and reduce the prices available in the market. However, there can be no assurance that any or all of the shares will be offered for sale by the selling shareholders.

                                 USE OF PROCEEDS

         The proceeds from the sale of the common stock offered pursuant to this prospectus are solely for the account of the selling shareholders identified in this prospectus. We will not receive any proceeds from the sale of the shares from the selling shareholders. We agreed to pay the expenses of this offering and anticipate that we will incur costs of approximately $32,000 in connection with this offering, including filing fees, transfer agent costs, printing costs, listing fees and legal and accounting fees.

                                    DILUTION

         At September 30, 2000, our tangible book value was approximately negative $24,741,050, or negative $1.70 per share of common stock. Net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the number of shares of common stock outstanding. The following table illustrates the per share dilution:

      Existing trading price per share (as of December 21, 2000)         $ 3.188
      Net tangible book value per share                                    (1.70)
                                                                         -------
      Assumed dilution to new investors                                  $(4.888)

                                                       Shares          Consideration
                                                       ------          -------------
Selling stockholders............................      2,948,153         $21,917,003
Stockholders holding unregistered shares........      1,000,000           5,000,000
Freely tradeable shares.........................     10,547,978          34,475,303
                                                     ----------         -----------
                                                     14,496,131         $61,392,306
                                                     ----------         -----------

         We have not assumed any exercise of outstanding stock options or warrants. As of September 30, 2000, there were stock options outstanding to purchase a total of 1,175,529 shares of common stock with a weighted average exercise price of $9.60 per share, of which 281,383 were exercisable, and warrants outstanding to purchase a total of 1,439,161 shares of common stock with a weighted average exercise price of $7.43 per share, all of which are exercisable.

                              SELLING STOCKHOLDERS

         The following table sets forth certain information with respect to beneficial ownership of the common stock, on an as converted basis, by each selling shareholder. Unless otherwise specified, the named beneficial owner has sole voting and investment power.

                              SELLING STOCKHOLDERS

SHAREHOLDER                  SHARES                             SHARES BEING OFFERED      SHARES
                             BENEFICIALLY OWNED                 --------------------      BENEFICIALLY OWNED
                             BEFORE THE OFFERING                                          AFTER THE OFFERING
                             NUMBER(1)              PERCENT(2)                            NUMBER(3)             PERCENT
                             -------------------    ----------                            ------------------    -------
Charles Allen                    20,000                   *             20,000                   0                  *
Roy Tate                         20,000                   *             20,000                   0                  *
Terry Pleasant                   20,000                   *             20,000                   0                  *
Jim Frederico                   257,839               1.79%            257,839                   0                  *
Al DeMaria                      257,839               1.79%            257,839                   0                  *
Osiris Ramos                     34,320                   *             34,320                   0                  *
World Fuels Corporation         750,458               5.20%            750,458                   0                  *
John Coppola                    299,343               2.08%            299,343                   0                  *
Frank Coppola                   299,343               2.08%            299,343                   0                  *
John Hulsey                      47,528                   *             47,528                   0                  *
Mitzy Spano                      65,383                   *             65,383                   0                  *
Jason Bentley                    30,000                   *             30,000                   0                  *
Tom Baker                        30,000                   *             30,000                   0                  *
Andy Schrantz                    10,000                   *             10,000                   0                  *
Larry Holmes                      6,000                   *              6,000                   0                  *
Kim Egelseer                     30,000                   *             30,000                   0                  *
Ron Kinney                       30,000                   *             30,000                   0                  *
Jane Shepard                     10,000                   *             10,000                   0                  *
Jean Englehardt                  10,000                   *             10,000                   0                  *
George Gilihan                  120,000                   *            120,000                   0                  *
James Waters                    100,000                   *            100,000                   0                  *
Ron Proctor                      25,000                   *             25,000                   0                  *
Robert Gist                      25,000                   *             25,000                   0                  *
Solid Waste Ventures            450,100               3.12%            450,100                   0                  *

Total common stock in the                                                                2,948,153
offering

----------
*less than 1%

(1) Includes shares of common stock that may be acquired upon the exercise of stock options exercisable within 60 days. There can be no assurance that any of the selling stockholders will offer to sell or sell any or all of their shares.

(2) Determined based upon 14,426,131 outstanding shares of the Company.

(3) Assumes that all shares subject to this prospectus are sold.

                              PLAN OF DISTRIBUTION

         This prospectus relates to the offer and sale from time to time of the shares of common stock by the selling shareholders. We have registered the shares for sale to provide the selling shareholders with freely tradeable securities, but registration of such shares does not necessarily mean that any of such shares will be offered or sold by the selling shareholders. We will not receive any proceeds from the offering of the shares by the selling shareholders.

         Our common stock may be offered for sale and sold in one or more transactions, including block transactions, at a fixed price or prices, which may be changed, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at prices determined on a negotiated or competitive bid basis. Shares of common stock may be sold directly, through agents designated from time to time, or by such other means as may be specified in the supplement to this prospectus. Participating agents or broker-dealers in the distribution of any of the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act of 1933, as amended. Any discount or commission received by any underwriter and any participating agents or broker-dealers, and any profit on the resale of shares of common stock purchased by any of them may be deemed to be underwriting discounts or commissions under the Securities Act of 1933, as amended.

         Shares of our common stock may be sold through a broker-dealer acting as agent or broker or to a broker-dealer acting as principal. In the latter case, the broker-dealer may then resell such shares of common stock to the public at varying prices to be determined by the broker-dealer at the time of resale.

         To the extent required, the number of shares of common stock to be sold, information relating to the underwriters, the purchase price, the public offering price, if applicable, the name of any underwriter, agent or broker-dealer, and any applicable commissions, discounts or other items constituting compensation to such underwriters, agents or broker-dealers with respect to a particular offering will be set forth in an accompanying supplement to this prospectus.

         If underwriters are used in a sale, shares of common stock will be acquired by the underwriters for their own account and may be resold from time to time in one or more transactions, including negotiated transactions, at a fixed public offering price or at varying prices determined at the time of sale. Shares of common stock may be offered to the public either through underwriting syndicates represented by one or more managing underwriters or directly by one or more firms acting as underwriters. The underwriter or underwriters with respect to a particular underwritten offering of shares of common stock will be named in the supplement to this prospectus relating to that offering and, if an underwriting syndicate is used, the managing underwriter or underwriters will be stated on the cover of the prospectus supplement.

         Under the securities laws of some states, the shares of common stock registered by the registration statement may be sold in those states only through registered or licensed brokers or dealers.

         Any person participating in the distribution of common stock registered under the registration statement that includes this prospectus will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the applicable SEC rules and regulations, including, among others, Regulation M, which may limit the timing of purchases and sales of any of our common stock by any such person. Furthermore, Regulation M may restrict the ability of any person engaged in the distribution of our common stock to engage in market-making activities with respect to our common stock. These restrictions may affect the marketability of our common stock and the ability of any person or entity to engage in market-making activities with respect to our common stock.

                                  LEGAL MATTERS

         The validity of the issuance of the shares of the common stock offered by this prospectus will be passed upon for us by King & Spalding.

                                     EXPERTS

         The consolidated financial statements of EarthCare Company as of December 31, 1999 and 1998 and for the years then ended, incorporated in this Prospectus by reference to the Annual Report on Form 10-K of EarthCare Company have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

         The consolidated financial statements of EarthCare Company as of December 31, 1997 and for the year then ended, incorporated by reference in this Prospectus and elsewhere in this registration statement have been audited by Arthur Andersen LLP, independent public accountants as indicated in their report with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said report.

         The financial statements of Reifsnieder Transportation, Inc. as of December 31, 1998 and 1997 and for the years then ended, incorporated in this Prospectus by reference to the Form 8-K/A of EarthCare Company dated May 12, 1999 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

         The combined financial statements of Magnum Environmental Services, Inc. and Related Entities as of December 31, 1998 and 1997 and for the years then ended, incorporated in this Prospectus by reference to the Form 8-K/A of EarthCare Company dated November 4, 1999 have been so incorporated in reliance on the report of Rotenberg & Company LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting. With respect to the Independent Accountants Report on the unaudited interim financial information of Magnum Environmental Services, Inc. for the six month periods ended June 30, 1999 and 1998 dated October 5, 1999, which is incorporated herein by reference, Rotenberg & Company, LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their reports and incorporated by reference herein, they did not audit and they did not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Rotenberg & Company, LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their reports on the unaudited interim financial information because those reports are not "reports" on a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

         The combined financial statements of International Petroleum Corporation and Related Entities as of March 31, 1999 and 1998 and for the years then ended, incorporated in this Prospectus by reference to the Form 8-K/A of EarthCare Company dated May 1, 2000 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                     PART II

                   INFORMATION NOT REQUIRED IN THIS PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

         Securities and Exchange Commission registration fee................$1,751

         Nasdaq National Market Listing Fee.....................................$0

         Printing and engraving expenses....................................$5,000

         Accounting fees and expenses......................................$10,000

         Legal fees and expenses...........................................$10,000

         Miscellaneous expenses.............................................$5,000

         Total Expenses....................................................$31,751

         All fees other than the SEC registration fee and the Nasdaq National Market Listing Fee are estimated. All of the expenses of the issuance and distribution of the common stock being offered will be borne by us.

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    As permitted by the Delaware General Corporation Law, our certificate provides that our directors will not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability:

     o for any breach of the director's duty of loyalty to us or our stockholders,

     o for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law,

     o under Section 174 of the Delaware General Corporation Law, relating to prohibited dividends, distributions and repurchases or redemptions of stock, or

     o for any transaction from which the director derives an improper personal benefit.

         Our certificate of incorporation provides that we shall indemnify our directors, officers, employees and other agents to the fullest extent provided by Delaware law. Specifically upon request, we will advance expenses to any officer or director who was or is a party to, or is threatened to be made a party to, any threatened, pending or completed action, suit or proceeding, including civil, criminal, administrative, investigative or otherwise, by reason of the fact that such person is or was a director or officer of us, or is or was acting at the request of us as a director, officer, partner, trustee, employee or agent of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise. This indemnification will not apply if the indemnitee is adjudged liable to us, unless and only if the court in which the action is brought determines the indemnitee is fairly and reasonably entitled to indemnification by us. We also maintain insurance on the behalf of our directors and officers against any such liability that may be asserted as a result of the director's or officer's service in such a capacity.

ITEM 16. EXHIBITS

Exhibit
Number   Description

4.1 Article IV of the Certificate of Incorporation (incorporated by reference to Exhibit 3.1 filed with EarthCare's Registration Statement on Form 10, Registration No. 00024685)

4.2      Article VI of the Certificate of Incorporation

5.1 Opinion of King & Spalding, counsel to EarthCare, as to legality of the shares being registered.

23.1     Consent of PricewaterhouseCoopers LLP

23.2     Consent of Arthur Andersen LLP

23.3     Consent of Rotenberg & Company LLP

23.4     Consent of King & Spalding (included in Exhibit 5.1)

99.1 Second Amendment to the Amended and Restated Credit Agreement, dated as of October 31, 2000 among EarthCare Company, various financial institutions, and Bank of America, N.A., as administrative agent (incorporated by reference to Exhibit 99.1 filed with EarthCare's Quarterly Report on Form 10-Q for the three months ended September 30, 2000.)

ITEM 17. UNDERTAKINGS

     (a)  The undersigned registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement; and

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) of this section do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

                  (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                  (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

         (b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

         (c) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that, in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Dallas, State of Texas, on December 27, 2000.

                                              EARTHCARE COMPANY

                                              By: /s/William W. Solomon, Jr.
                                                  ------------------------------
                                                  William W. Solomon, Jr.
                                                  Vice President and Chief
                                                  Financial Officer (Principal
                                                  Financial Officer)

                                POWER OF ATTORNEY

         KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Donald F. Moorehead, Jr., and William W. Solomon, Jr. his true and lawful attorneys-in-fact and agents, with full power of substitution and resubstitution for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and any subsequent registration statements pursuant to Rule 462 of the Securities Act and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that each of said attorneys-in-fact or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof. Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement has been signed by the following persons in the capacities on December __, 2000.

              SIGNATURE                               TITLE                      DATE
    /s/ DONALD F. MOOREHEAD, JR.           Chairman, Chief Executive      December 27, 2000
-------------------------------------      Officer (Principal Executive
        Donald F. Moorehead, Jr.           Officer) and Director

         /s/ RAYMOND M. CASH               Vice Chairman and Director     December 27, 2000
-------------------------------------
             Raymond M. Cash

          /s/ HARRY HABETS                 President, Chief Operating     December 27, 2000
-------------------------------------      Officer and Director
              Harry Habets

         /s/WILLIAM W. SOLOMON, JR.        Vice President and Chief       December 27, 2000
-------------------------------------      Financial Officer (Principal
         William W. Solomon, Jr.           Financial Officer), Director

         /s/ WILLIAM M. ADDY               Vice President of Marketing,   December 27, 2000
-------------------------------------      Sales & Corporate
             William M. Addy               Development, Director

          /s/ PHILIP S. SIEGEL             Director                       December 27, 2000
-------------------------------------
            Philip S. Siegel

        /s/ BRIAN ROSBOROUGH               Director                       December 27, 2000
-------------------------------------
            Brian Rosborough

         /s/ ELROY G. ROELKE               Director                       December 27, 2000
-------------------------------------
             Elroy G. Roelke

                               INDEX TO EXHIBITS

EXHIBIT
 NUMBER                          DESCRIPTION
-------                          -----------
4.1      Article IV of the Certificate of Incorporation (incorporated by reference to Exhibit 3.1 filed with EarthCare's Registration Statement on Form 10, Registration No. 00024685)

4.2      Article VI of the Certificate of Incorporation

5.1 Opinion of King & Spalding, counsel to EarthCare, as to legality of the shares being registered.

23.1     Consent of PricewaterhouseCoopers LLP

23.2     Consent of Arthur Andersen LLP

23.3     Consent of Rotenberg & Company LLP

23.4     Consent of King & Spalding (included in Exhibit 5.1)

99.1 Second Amendment to the Amended and Restated Credit Agreement, dated as of October 31, 2000 among EarthCare Company, various financial institutions, and Bank of America, N.A., as administrative agent
         (incorporated by reference to Exhibit 99.1 filed with EarthCare's
         Quarterly Report on Form 10-Q for the three months ended September 30, 2000.)